Exhibit 23
Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333-74415, 333-155587 and 333-158069) on Form S-8 of General Electric Company of our report dated June 24, 2021, with respect to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the ITI 401(k) Plan.

/s/ KPMG LLP

Albany, New York
June 24, 2021